The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated August 23, 2024

Pricing supplement To prospectus dated April 13, 2023, prospectus supplement dated April 13, 2023, product supplement no. 4-I dated April 13, 2023 and prospectus addendum dated June 3, 2024	Registration Statement Nos. 333-270004 and 333-270004-01 Dated August , 2024 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments	$ Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate due September 9, 2025 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are designed for investors who seek a fixed return of 12.00% at maturity and who do not think that the 1-Year U.S. Dollar SOFR ICE Swap Rate determined as described below, which we refer to as the Reference Rate, will have declined from the Reference Strike Rate by more than the Buffer Percentage of at least 49.15% to the Final Reference Rate. For example, assuming a Reference Strike Rate of 4.30% and a Buffer Percentage of 49.15%, investors will be taking the view that the Final Reference Rate will not be less than 2.18655%, which is equivalent to 50.85% of the assumed Reference Strike Rate (50.85% × 4.30% = 2.18655%). Investors should be willing to accept the risk of losing some or all of their principal amount if the Final Reference Rate is less than the Reference Strike Rate by more than the Buffer Percentage. If the Final Reference Rate is less than the Reference Strike Rate by more than the Buffer Percentage, assuming a Buffer Percentage of 49.15%, at maturity investors will lose 1.96657% of their principal for every 1% that the Final Reference Rate is less than the Reference Strike Rate by more than the Buffer Percentage. In the example above, investors would start to lose principal if the Final Reference Rate is below 2.18655% (50.85% of the assumed Reference Strike Rate). If the Final Reference Rate is less than or equal to 0.00%, investors will lose 100% of their principal. See “Hypothetical Examples of Amount Payable at Maturity” for additional hypothetical payment scenarios.
•	Because the return on the notes is based on the percentage change of the Reference Rate from the Reference Strike Rate to the Final Reference Rate, rather than the percentage point change in the Reference Rate, a very small percentage point decline in the Reference Rate can result in a significant loss on the notes. For instance, in the example above, if the Reference Rate were to decline by only 2.58 percentage points from the assumed Reference Strike Rate of 4.30% to a Final Reference Rate of 1.72%, that move would represent a 60% decline from the Reference Strike Rate, and investors would lose approximately 21.337% of their principal amount at maturity.
•	The notes are not traditional fixed income securities. Traditional fixed income securities linked to an interest rate, commonly referred to as floating rate notes, typically provide for the return of an investor’s principal amount at maturity and the payment of periodic interest that depends on the performance of the interest rate to which the securities are linked. As a result, any decline in the interest rate would potentially result in a reduction in the amount of any periodic interest paid on the securities, but would not adversely affect the return of the investor’s principal amount at maturity. However, the notes offered by this pricing supplement do not pay periodic interest and the amount an investor receives at maturity will depend on the performance of the Reference Rate. A decline from the Reference Strike Rate to the Final Reference Rate by more than the Buffer Percentage will result in the investors losing some or all of their principal amount at maturity.
•	The Contingent Digital Return is a fixed return and will not vary based on the Reference Rate.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, a direct, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Reference Rate:	1-Year U.S. Dollar SOFR ICE Swap Rate (the “ICE Swap Rate”) determined as set forth under “Supplemental Terms of the Notes” in this pricing supplement
Payment at Maturity:

If the Final Reference Rate is greater than or equal to the Reference Strike Rate or is less than the Reference Strike Rate by up to the Buffer Percentage, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Contingent Digital Return. Accordingly, under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Contingent Digital Return)

If the Final Reference Rate is less than the Reference Strike Rate by more than the Buffer Percentage, assuming a Buffer Percentage of 49.15%, at maturity you will lose 1.96657% of the principal amount of your notes for every 1% that the Final Reference Rate is less than the Reference Strike Rate by more than the Buffer Percentage. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Reference Rate Return + Buffer Percentage) × Downside Leverage Factor]

If the Final Reference Rate is less than the Reference Strike Rate by more than the Buffer Percentage, you will lose some or all of your principal amount at maturity.

Contingent Digital Return:	12.00%, which reflects the maximum return on the notes. Accordingly, the maximum payment at maturity per $1,000 principal amount note is $1,120.00.
Buffer Percentage:	At least 49.15%. The actual Buffer Percentage will be provided in the pricing supplement and will not be less than 49.15%.
Downside Leverage Factor:	An amount equal to 1 / (1 – Buffer Percentage). Assuming a Buffer Percentage of 49.15%, the Downside Leverage Factor would be 1.96657. The actual Downside Leverage Factor will be provided in the pricing supplement and will be based on the Buffer Percentage.
Strike Date: Pricing Date:	August 22, 2024 On or about August 23, 2024
Original Issue Date:	On or about August 28, 2024 (Settlement Date)
Observation Date†:	September 4, 2025
Maturity Date††:	September 9, 2025
Other Key Terms	See “Additional Key Terms” in this pricing supplement.
†	Subject to adjustment as described under “Supplemental Terms of the Notes” in this pricing supplement
††	Subject to postponement as described under “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, Annex A to the accompanying prospectus addendum, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-6 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement, prospectus and prospectus addendum. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $978.60 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $972.50 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, the accompanying prospectus addendum and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement and in Annex A to the accompanying prospectus addendum, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated April 13, 2023: http://www.sec.gov/Archives/edgar/data/19617/000121390023029539/ea152803_424b2.pdf
•	Prospectus supplement and prospectus, each dated April 13, 2023: http://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf
•	Prospectus addendum dated June 3, 2024: http://www.sec.gov/Archives/edgar/data/1665650/000095010324007599/dp211753_424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

Reference Rate Return:	Final Reference Rate – Reference Strike Rate Reference Strike Rate
However, if the formula above would result in a percentage that is less than -100%, the Reference Rate Return will be deemed to be equal to -100%.
Reference Strike Rate:

4.328%, which is a rate of the 1-Year U.S. Dollar SOFR ICE Swap Rate determined by reference to certain intraday rates of the 1-Year U.S. Dollar SOFR ICE Swap Rate on the Strike Date. The Reference Strike Rate is not determined by reference to the Reference Rate on the Strike Date or the Pricing Date.

We and our affiliates are under no obligation to consider your interests as a holder of the notes in making any determinations in connection with setting the Reference Strike Rate.
See “Risk Factors — Risks Relating to Conflicts of Interest — Potential Conflicts” in this pricing supplement for more information.

Final Reference Rate:	The Reference Rate on the Observation Date
CUSIP:	48135NPY6

Supplemental Terms of the Notes

The Observation Date is a Determination Date for purposes of the accompanying product supplement, but is not subject to postponement under “General Terms of Notes — Postponement of a Determination Date.” Instead, it is subject to adjustment as described below.

With respect to any day, the Reference Rate refers to the rate for U.S. dollar swaps with a designated maturity of 1 year, referencing the Secured Overnight Financing Rate (“SOFR”) (compounded in arrears for twelve months using standard market conventions), that appears on the Bloomberg Screen USISSO01 Page at approximately 11:00 a.m., New York City time, on that day, as determined by the calculation agent, provided that, if no such rate appears on the Bloomberg Screen USISSO01 Page on that day at approximately 11:00 a.m., New York City time, then the calculation agent, after consulting such sources as it deems comparable to the foregoing display page, or any such source it deems reasonable from which to estimate the relevant rate for U.S. dollar swaps referencing SOFR, will determine the Reference Rate for that day in its sole discretion.

“Bloomberg Screen USISSO01 Page” means the display designated as the Bloomberg screen “USISSO01” or such other page as may replace the Bloomberg screen “USISSO01” on that service or such other service or services as may be nominated for the purpose of displaying rates for U.S. dollar swaps referencing SOFR by ICE Benchmark Administration Limited (“IBA”) or its successor or such other entity assuming the responsibility of IBA or its successor in calculating rates for U.S. dollar swaps referencing SOFR in the event IBA or its successor no longer does so.

Notwithstanding the foregoing paragraph:

(i)  If the calculation agent determines in its sole discretion on or prior to the relevant day that the relevant rate for U.S. dollar swaps referencing SOFR has been discontinued or that rate has ceased to be published permanently or indefinitely, then

JPMorgan Structured Investments —	PS-1
Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate

the calculation agent will use as the Reference Rate for that day a substitute or successor rate that it has determined in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, to be a commercially reasonable replacement rate; and

(ii) If the calculation agent has determined a substitute or successor rate in accordance with the foregoing, the calculation agent may determine in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, the definitions of business day and Observation Date and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor, spread and/or formula it determines is needed to make that substitute or successor rate comparable to the relevant rate for U.S. dollar swaps referencing SOFR, in a manner that is consistent with industry-accepted practices for that substitute or successor rate.

JPMS, one of our affiliates, will act as the calculation agent for the notes. We may appoint a different calculation agent, including ourselves or another affiliate of ours, from time to time after the date of this pricing supplement without your consent and without notifying you.  See “General Terms of Notes — Calculation Agent” in the accompanying product supplement.

Any values of the Reference Rate, and any values derived therefrom, included in this pricing supplement may be corrected, in the event of manifest error or inconsistency, by amendment of this pricing supplement and the corresponding terms of the notes. Notwithstanding anything to the contrary in the indenture governing the notes, that amendment will become effective without consent of the holders of the notes or any other party.

JPMorgan Structured Investments —	PS-2
Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Rate?

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the notes.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  Each hypothetical total return or payment at maturity set forth below assumes a Reference Strike Rate of 4.30%, a Buffer Percentage of 49.15% and a Downside Leverage Factor of 1.96657 and reflects the Contingent Digital Return of 12.00%.  The actual Buffer Percentage will be provided in the pricing supplement and will not be less than 49.15% and the Downside Leverage Factor will be provided in the pricing supplement and will be based on the Buffer Percentage.

Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Reference Rate	Reference Rate Return	Total Return
7.74000%	80.00%	12.000%
7.09500%	65.00%	12.000%
6.45000%	50.00%	12.000%
6.02000%	40.00%	12.000%
5.59000%	30.00%	12.000%
5.16000%	20.00%	12.000%
4.73000%	10.00%	12.000%
4.51500%	5.00%	12.000%
4.30000%	0.00%	12.000%
4.08500%	-5.00%	12.000%
3.87000%	-10.00%	12.000%
3.44000%	-20.00%	12.000%
3.01000%	-30.00%	12.000%
2.58000%	-40.00%	12.000%
2.18655%	-49.15%	12.000%
2.18612%	-49.16%	-0.020%
1.72000%	-60.00%	-21.337%
1.29000%	-70.00%	-41.003%
0.86000%	-80.00%	-60.669%
0.43000%	-90.00%	-80.334%
0.00000%	-100.00%	-100.000%
-0.43000%	-100.00%	-100.000%
-0.86000%	-100.00%	-100.000%
-1.29000%	-100.00%	-100.000%

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The Reference Rate increases from the Reference Strike Rate of 4.30% to a Final Reference Rate of 4.515%. Because the Final Reference Rate of 4.515% is greater than the Reference Strike Rate of 4.30%, regardless of the Reference Rate Return, the investor receives a payment at maturity of $1,120.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 12.00%) = $1,120.00

Example 2: The Reference Rate decreases from the Reference Strike Rate of 4.30% to a Final Reference Rate of 2.18655%. Although the Final Reference Rate of 2.18655% is less than the Reference Strike Rate of 4.30%, because the Final Reference Rate is not less than the Reference Strike Rate by more than the Buffer Percentage of 49.15%, the investor receives a payment at maturity of $1,120.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 12.00%) = $1,120.00

Example 3: The Reference Rate increases from the Reference Strike Rate of 4.30% to a Final Reference Rate of 6.02%. Because the Final Reference Rate of 6.02% is greater than the Reference Strike Rate of 4.30% and although the Reference Rate Return of 40% exceeds the Contingent Digital Return of 12.00%, the investor is entitled to only the Contingent Digital Return and receives a payment at maturity of $1,120.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 12.00%) = $1,120.00

JPMorgan Structured Investments —	PS-3
Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate

Example 4: The Reference Rate decreases from the Reference Strike Rate of 4.30% to a Final Reference Rate of 1.72%. Because the Final Reference Rate of 1.72% is less than the Reference Strike Rate of 4.30% by more than the Buffer Percentage of 49.15% and the Reference Rate Return is -60%, the investor receives a payment at maturity of $786.63 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-60% + 49.15%) × 1.96657] = $786.63

Example 5: The Reference Rate decreases from the Reference Strike Rate of 4.30% to a Final Reference Rate of
-0.43%. Because the Final Reference Rate of -0.43% is less than the Reference Strike Rate of 4.30% by more than the Buffer Percentage of 49.15% and the Reference Rate Return would have been less than -100% but for the floor on the Reference Rate Return of -100%, the Reference Rate Return is -100%. As a result, the investor receives a payment at maturity of $0, calculated as follows:

$1,000 + [$1,000 × (-100% + 49.15%) × 1.96657] = $0

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-4
Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate

Selected Purchase Considerations

•	FIXED APPRECIATION POTENTIAL — If the Final Reference Rate is greater than or equal to the Reference Strike Rate or is less than the Reference Strike Rate by up to the Buffer Percentage, you will receive a fixed return equal to the Contingent Digital Return of 12.00% at maturity, which also reflects the maximum return on the notes at maturity. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back plus the Contingent Digital Return at maturity if the Final Reference Rate is greater than or equal to the Reference Strike Rate or is less than the Reference Strike Rate by up to the Buffer Percentage of at least 49.15%. The actual Buffer Percentage will be provided in the pricing supplement and will not be less than 49.15%. If the Final Reference Rate is less than the Reference Strike Rate by more than the Buffer Percentage, assuming a Buffer Percentage of 49.15%, you will lose 1.96657% of your principal amount at maturity for every 1% that the Final Reference Rate is less than the Reference Strike Rate by more than the Buffer Percentage. Accordingly, under these circumstances, you will lose some or all of your principal amount at maturity. In addition, because the return on the notes is based on the percentage change of the Reference Rate from the Reference Strike Rate to the Final Reference Rate, rather than the percentage point change in the Reference Rate, a very small percentage point decline in the Reference Rate can result in a significant loss on the notes. Even if the Final Reference Rate is negative, your payment at maturity per $1,000 principal amount note will not be less than $0.
•	THE NOTES ARE NOT TRADITIONAL FIXED INCOME SECURITIES — Traditional fixed income securities linked to an interest rate, commonly referred to as floating rate notes, typically provide for the return of an investor’s principal amount at maturity and the payment of periodic interest that depends on the performance of the interest rate to which the securities are linked. As a result, any decline in the interest rate would potentially result in a reduction in the amount of any periodic interest paid on the securities, but would not adversely affect the return of the investor’s principal amount at maturity. However, the notes offered by this pricing supplement do not pay periodic interest and the amount an investor receives at maturity will depend on the performance of the Reference Rate. A decline from the Reference Strike Rate to the Final Reference Rate by more than the Buffer Percentage will result in the investors losing some or all of their principal amount at maturity.
•	RETURN DEPENDENT ON THE 1-YEAR U.S. DOLLAR SOFR ICE SWAP RATE — The ICE Swap Rate is a “constant maturity swap rate” that measures the annual fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a 1-year maturity. In such a hypothetical swap transaction, the fixed rate of interest, payable annually on an actual / 360 basis (i.e., interest accrues based on the actual number of days elapsed, with a year assumed to comprise 360 days), is exchangeable for a floating payment stream based on SOFR (compounded in arrears for twelve months using standard market conventions), also payable annually on an actual / 360 basis. SOFR is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. For more information about SOFR, see “Annex A — SOFR” in this pricing supplement. The Contingent Digital Return is a fixed return and will not vary based on the Reference Rate.
•	TAX TREATMENT — In determining our reporting responsibilities, we intend to treat the notes for U.S. federal income tax purposes as “open transactions” that are not debt instruments, as described in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement no. 4-I. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially and adversely affected.

No statutory, judicial or administrative authority directly addresses the characterization of the notes (or similar instruments) for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Assuming that “open transaction” treatment is respected, although not free from doubt, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of the notes at the issue price. However, the IRS or a court may not respect the treatment of the notes as “open transactions,” in which case the timing and character of any income or loss on the notes could be materially and adversely affected. For instance, the notes could be treated as contingent payment debt instruments, in which case the gain on your notes would be treated as ordinary income and you would be required to accrue original issue discount on your notes in each taxable year at the “comparable yield,” as determined by us, although we will not make any payment with respect to the notes until maturity.

In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge.

JPMorgan Structured Investments —	PS-5
Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate

While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and product supplement and in Annex A to the accompanying prospectus addendum.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the Final Reference Rate is less than the Reference Strike Rate by more than the Buffer Percentage of at least 49.15%, assuming a Buffer Percentage of 49.15%, you will lose 1.96657% of your principal amount at maturity for every 1% that the Final Reference Rate, which may be a negative rate, is less than the Reference Strike Rate by more than the Buffer Percentage. In no event, however, will the Reference Rate Return be less than -100%. Accordingly, under these circumstances, you will lose some or all of your principal amount at maturity.

In addition, because the return on the notes is based on the percentage change of the Reference Rate from the Reference Strike Rate to the Final Reference Rate, rather than the percentage point in the Reference Rate, a very small percentage point decline in the Reference Rate can result in a significant loss on the notes.  For example, assuming a Reference Strike Rate of 4.30% and a Buffer Percentage of 49.15%, if the Reference Rate were to decline by only 2.58 percentage points from the Reference Strike Rate to a Final Reference Rate of 1.72%, that move would represent a 60% decline from the Reference Strike Rate and you would lose approximately 21.337% of your principal amount at maturity.

•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE CONTINGENT DIGITAL RETURN — If the Final Reference Rate is greater than or equal to the Reference Strike Rate or is less than the Reference Strike Rate by up to the Buffer Percentage, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return equal to the Contingent Digital Return, regardless of any increase in the Reference Rate, which may be significant. The Contingent Digital Return is a fixed return and will not vary based on the Reference Rate.
•	YOUR ABILITY TO RECEIVE THE CONTINGENT DIGITAL RETURN MAY TERMINATE ON THE OBSERVATION DATE — If the Final Reference Rate is less than the Reference Strike Rate by more than the Buffer Percentage, you will not be entitled to receive the Contingent Digital Return at maturity. Under these circumstances, you will lose some or all of your principal amount at maturity.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities and the collection of intercompany obligations. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of JPMorgan Chase & Co. to make payments under loans made by us to JPMorgan Chase & Co. or under other intercompany agreements. As a result, we are dependent upon payments from JPMorgan Chase & Co. to meet our obligations under the notes. We are not a key operating subsidiary of JPMorgan Chase & Co. and in a bankruptcy or resolution of JPMorgan Chase & Co. we are not expected to have sufficient resources to meet our obligations in respect of the notes as they come due. If JPMorgan Chase & Co. does not make payments to us and we are unable to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co. For more information, see the accompanying prospectus addendum.
•	THE NOTES ARE NOT TRADITIONAL FIXED INCOME SECURITIES — Traditional fixed income securities linked to an interest rate, commonly referred to as floating rate notes, typically provide for the return of an investor’s principal amount at maturity and the payment of periodic interest that depends on the performance of the interest rate to which the securities are linked. As a result, any decline in the interest rate would potentially result in a reduction in the amount of any periodic interest paid on the securities, but would not adversely affect the return of the investor’s principal amount at maturity. However, the notes offered by this pricing supplement do not pay periodic interest and the amount an investor receives at maturity will depend on the performance of the Reference Rate. A decline from the Reference Strike Rate to the Final Reference Rate by more than the Buffer Percentage will result in the investors losing some or all of their principal amount at maturity.
•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.

JPMorgan Structured Investments —	PS-6
Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, each of the estimated value of the notes and the Buffer Percentage will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Buffer Percentage.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. For example, if on the Observation Date, the Reference Rate cannot be determined by reference to the applicable Bloomberg page, the calculation agent will determine the Reference Rate for the Observation Date in its sole discretion, after consulting such sources as it deems comparable to the foregoing page, or any such other source it deems reasonable from which to estimate the relevant rate for U.S. dollar swaps. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

We and our affiliates are under no obligation to consider your interests as a holder of the notes in making any determinations in connection with setting the Reference Strike Rate. The value of the notes may be affected by the level of the Reference Strike Rate.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will

JPMorgan Structured Investments —	PS-7
Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate

decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Risks Relating to the Notes Generally — Lack of Liquidity” above.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the Reference Rate, including:
•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the actual and expected volatility of the Reference Rate;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

Risks Relating to the Reference Rate

•	THE REFERENCE RATE WILL BE AFFECTED BY A NUMBER OF FACTORS AND MAY BE VOLATILE — The Reference Rate will depend on a number of factors, including, but not limited to:
•	supply and demand for overnight U.S. Treasury repurchase agreements;
•	sentiment regarding underlying strength in the U.S. and global economies;
•	expectations regarding the level of price inflation;
•	sentiment regarding credit quality in the U.S. and global credit markets;
•	central bank policy regarding interest rates;
•	inflation and expectations concerning inflation;
•	performance of capital markets; and
•	any statements from public government officials regarding the cessation of the Reference Rate and/or SOFR.

These and other factors may have a negative effect on the performance of the Reference Rate and on the value of the notes in the secondary market. The Reference Rate may be negative. A Final Reference Rate that is less than the Reference Strike Rate by more than the Buffer Percentage will result in a reduction of principal payment at maturity. In addition, these and other factors may have a negative impact on the value of your notes in the secondary market.

•	THE REFERENCE RATE AND THE MANNER IN WHICH IT IS CALCULATED MAY CHANGE IN THE FUTURE — There can be no assurance that the method by which the Reference Rate is calculated will continue in its current form. Any changes in the method of calculation could reduce the Reference Rate.
•	THE REFERENCE RATE HAS A LIMITED HISTORY AND FUTURE PERFORMANCE CANNOT BE PREDICTED BASED ON HISTORICAL PERFORMANCE — The publication of the U.S. Dollar SOFR ICE Swap Rate began in November 2021, and, therefore, has a limited history. IBA launched the U.S. Dollar SOFR ICE Swap Rate for use as a reference rate for financial instruments in order to aid the market’s transition to SOFR and away from LIBOR. However, the composition and characteristics of SOFR differ from those of LIBOR in material respects, and the historical performance of LIBOR and the U.S. Dollar LIBOR ICE Swap Rate will have no bearing on the performance of SOFR or the Reference Rate.

The future performance of the Reference Rate cannot be predicted based on the limited historical performance.  The levels of Reference Rate during the term of the notes may bear little or no relation to the historical actual or historical indicative data.  Prior observed patterns, if any, in the behavior of market variables and their relation to the Reference Rate, such as correlations, may change in the future.

JPMorgan Structured Investments —	PS-8
Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate

No future performance of the Reference Rate may be inferred from any of the historical actual or historical indicative SOFR data.  Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of the Reference Rate.  Changes in the levels of SOFR will affect the Reference Rate and, therefore, the return on the notes and the trading price of the notes, but it is impossible to predict whether such levels will rise or fall.  There can be no assurance that the Reference Rate will be positive.

•	THE ADMINISTRATOR OF SOFR MAY MAKE CHANGES THAT COULD ADVERSELY AFFECT THE LEVEL OF SOFR OR DISCONTINUE SOFR AND HAS NO OBLIGATION TO CONSIDER YOUR INTEREST IN DOING SO — SOFR is a relatively new rate, and the Federal Reserve Bank of New York (“FRBNY”) (or a successor), as administrator of SOFR, may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. If the manner in which SOFR is calculated is changed, that change may result in a reduction in the Reference Rate and may adversely affect any payment on the notes, which may adversely affect the trading prices of the notes. The administrator of SOFR may withdraw, modify, amend, suspend or discontinue the calculation or dissemination of SOFR in its sole discretion and without notice and has no obligation to consider the interests of holders of the notes in calculating, withdrawing, modifying, amending, suspending or discontinuing SOFR. In that case, the method by which the Reference Rate is calculated will change, which could reduce the Reference Rate.
•	THE REFERENCE RATE MAY BE DETERMINED BY THE CALCULATION AGENT IN ITS SOLE DISCRETION OR, IF IT IS DISCONTINUED OR CEASED TO BE PUBLISHED PERMANENTLY OR INDEFINITELY, REPLACED BY A SUCCESSOR OR SUBSTITUTE RATE — If no relevant rate appears on the Bloomberg Screen USISSO01 Page on a relevant day at approximately 11:00 a.m., New York City time, then the calculation agent, after consulting such sources as it deems comparable to the foregoing display page, or any such source it deems reasonable from which to estimate the relevant rate for U.S. dollar swaps referencing SOFR, will determine the Reference Rate for that relevant day in its sole discretion. Notwithstanding the foregoing, if the calculation agent determines in its sole discretion on or prior to the relevant day that the relevant rate for U.S. dollar swaps referencing SOFR has been discontinued or that rate has ceased to be published permanently or indefinitely, then the calculation agent will use as the Reference Rate for that day a substitute or successor rate that it has determined in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, to be a commercially reasonable replacement rate. If the calculation agent has determined a substitute or successor rate in accordance with the foregoing, the calculation agent may determine in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, the definitions of business day and Observation Date and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor it determines is needed to make that substitute or successor rate comparable to the relevant rate for U.S. dollar swaps referencing SOFR, in a manner that is consistent with industry-accepted practices for that substitute or successor rate.

Any of the foregoing determinations or actions by the calculation agent could affect the value of the Reference Rate used on the Observation Date, which could adversely affect the return on and the market value of the notes.

JPMorgan Structured Investments —	PS-9
Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate

Historical Information

The following graph sets forth the historical weekly performance of the Reference Rate from November 19, 2021 (the first Friday on which the Reference Rates were published by Bloomberg Professional® service (“Bloomberg”)) through August 16, 2024. The Reference Rate on August 22, 2024 was 4.304%. We obtained the levels of the Reference Rate above and below from Bloomberg, without independent verification.

The historical levels of the Reference Rate should not be taken as an indication of future performance, and no assurance can be given as to the level of the Reference Rate on the Observation Date. There can be no assurance that the performance of the Reference Rate will result in the return of any of your principal amount. You should note that publication of the U.S. Dollar SOFR ICE Swap Rate began on November 8, 2021, and it therefore has a limited history.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of

JPMorgan Structured Investments —	PS-10
Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate

the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Rate?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Dependent on the 1-Year U.S. Dollar SOFR ICE Swap Rate” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

JPMorgan Structured Investments —	PS-11
Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate

Annex A — SOFR

SOFR is published by the Federal Reserve Bank of New York (“FRBNY”) and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. FRBNY reports that SOFR includes all trades in the Broad General Collateral Rate, plus bilateral Treasury repurchase agreement (“repo”) transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the “FICC”), a subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). SOFR is filtered by FRBNY to remove a portion of the foregoing transactions considered to be “specials.” According to FRBNY, “specials” are repos for specific-issue collateral which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.

FRBNY reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon, which currently acts as the clearing bank for the tri-party repo market, as well as General Collateral Finance Repo transaction data and data on bilateral Treasury repo transactions cleared through the FICC’s delivery-versus-payment service. FRBNY notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC.

FRBNY currently publishes SOFR daily on its website. FRBNY states on its publication page for SOFR that use of SOFR is subject to important disclaimers, limitations and indemnification obligations, including that FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. Information contained in the publication page for SOFR is not incorporated by reference in, and should not be considered part of, this pricing supplement.

JPMorgan Structured Investments —	PS-12
Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate